Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

RANDGOLD FLAGSHIP STEPPING UP PRODUCTION AS SUPER PIT TAKES SHAPE

Bamako, Mali, 30 October 2018 – Randgold Resources’ Loulo-Gounkoto gold mining complex in Mali is stepping up production following the start of the pushback at Gounkoto’s new super pit with increased grades expected in the third and fourth quarter of the year.

Briefing local media here today, chief executive Mark Bristow said that, as guided, the complex’s production profile was weighted towards the back half of the year because of the big pushback’s impact in the first two quarters. It was now getting back to its normal run rate and there has been an increase in production in the third quarter.

Also at the briefing, Chiaka Berthe, GM operations for West Africa, said brownfields exploration on the orebody extensions was confirming the potential for the complex to keep replacing depleted reserves with ounces of the same quality.

“Loulo-Gounkoto is one of the largest operations of its kind in the world and has been a pillar of the Malian economy since Loulo went into production in 2005. The latest exploration results show that its life is likely to extend beyond the current 10-year horizon,” he said.

Further afield, the greenfields exploration team continues to build out targets to the north and south of the Loulo-Gounkoto structures along a 70 kilometre strike in one of the world’s most prolific gold regions.

Elsewhere in Mali, Randgold has entered into discussions on a potential joint venture with the government to explore a regional area of interest to develop a detailed geological dataset. In terms of the proposal, Randgold will have first choice of identified prospects and the rest will be made available to the government to attract other investors. The process will offer some private holders of rights in the area the opportunity to become potential equity partners in new ventures.

Bristow said a mediation process was underway to reach an amicable settlement of the Randgold group companies’ tax and TVA issues with the government through a jointly appointed facilitator and third-party experts. “This again demonstrates that our constructive partnership approach is the best way to resolve occasional disagreements with our host governments,” he said.

During the quarter, another class graduated from the Loulo-Gounkoto agricultural college and a fresh student intake is planned for mid November. The college was established as part of the mine’s community support programme to train commercial farmers.

At Randgold’s Morila operation meanwhile, the agribusiness project the mine is developing to provide a sustainable source of local economic activity after its closure, marked a major milestone when the government recognised it as an agripole. The project was officially launched on 8 October at an on-site ceremony attended by the prime minister and seven members of his cabinet.

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Financial Director Graham Shuttleworth +44 779 771 1338	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.